The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below. Summary of Terms Issuer:JPMorgan Chase Financial Company LLC. Guarantor:JPMorgan Chase & Co. Minimum Denomination:$1,000 Indices:S&P 500 Index, Dow Jones Industrial Average, EURO STOXX 50® Index Pricing Date:April 16, 2020 Final Review Date:April 17, 2023 Maturity Date:April 20, 2023 Monitoring Period:The period from, but excluding, the Pricing Date to and including the final Review Date Review Dates:Quarterly Contingent Interest Rate:7.00%-9.00%* per annum, paid quarterly at a rate of between 1.75% and 2.25% Interest Barrier/Trigger Value: With respect to each Index, an amount that represents 70.00% of its Initial Value. CUSIP:48132KTA3 Preliminary Pricing Supplement:https://sp.jpmorgan.com/spweb/document/cusip/48132KTA3/doctype/Product_Termsheet/document.pdf For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above. Automatic Call If on any Review Date (other than the first and final Review Date) the closing level of each Index is greater than or equal to its Initial Value, the Notes will be automatically called and you will receive a cash payment for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Interest Payment applicable to that Review Date. Payment at Maturity If the notes have not been automatically called and (i) the Final Value of each Index is greater than or equal to its Initial Value, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Interest Payment applicable to the final Review Date. If the notes have not been called and the Final Value of either Index is less than its Trigger Value, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Final Value of the Lesser Performing Index is less than its Initial Value, subjecttoany Contingent Interest Payment payable at maturity. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any Contingent Interest Payment, will be calculated as follows: $1,000 + ($1,000 ×Lesser Performing Index Return). Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes and the credit risk of JPMorgan Chase & Co., as guarantor of the notes. Hypothetical Returns** J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com 3yrNC6m SPX/INDU/SX5E Auto Callable Contingent Interest Notes North America Structured Investments Lesser Performing Index Return Payment at Maturity (7.00% per annum Contingent Interest Rate) 60.00% $1,017.50 40.00% $1,017.50 20.00% $1,017.50 5.00% $1,017.50 0.00% $1,017.50 -5.00% $1,017.50 -20.00% $1,017.50 -30.00% $1,017.50 -30.01% $699.90 -60.00% $500.00 -80.00% $200.00 Interest Payments *If the notes have not been called and the closing level of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equalto between $17.50 and $22.50 (equivalent to an interest rate of between 7.00% and 9.00% per annum, payable at a rate of between 1.75% and 2.25%% per quarter). **The hypothetical returns and hypothetical interest payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical interest payments shown above would likely be lower.